July 12, 2019

Matthew Prince
Chief Executive Officer
Cloudflare, Inc.
101 Townsend Street
San Francisco, CA 94107

       Re: Cloudflare, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 28, 2019
           CIK: 0001477333

Dear Mr. Prince:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 20, 2019.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model, page 77

1. In response to prior comment 3 which requested that you define enterprise customers, you disclose that enterprise customers are customers that have purchased the Company's enterprise plan. To contextualize the significance of your enterprise customers to your business, please disclose the number of your enterprise customers broken out by categories of Annualized Billings and specify the percentage of revenues derived from enterprise customers for the periods presented rather than stating that a majority of your revenues comes from enterprise customers. Please explain further and quantify your
 Matthew Prince
Cloudflare, Inc.
July 12, 2019
Page 2
         statement that you have increased your traction with larger enterprise customers, which includes customers with Annualized Billings in excess of $3 million. Key Business Metrics
Dollar-Based Net Retention Rate, page 83

2. As previously requested in prior comment 5, please disclose the actual dollar-based net retention rates for each period presented. In this regard, key performance indicators should be disclosed when they are used by management to manage the business and are material to investors. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K and
         Section III.B.1 of SEC Release No. 33-8350.
Components of Our Results of Operations, page 84

3. We note the route leak in June 2019 that caused significant disruption to your traffic.
         Please revise to address the reasonably expected impact on your results of operations. In this regard, we note that you provide service level commitments under your Enterprise plan customer contracts and your Business plan terms of service. Refer to Item
         303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.
Notes to Consolidated Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition
Variable Consideration, page F-12

4. We note your revised disclosure in response to prior comment 9. As previously requested, please also address your accounting for usage-based fees in your discussion of variable consideration. In this regard, you indicate that the transaction price includes estimates of
FirstName LastNameMatthew Prince why you disclose that variable consideration is required to variable consideration. Explain
Comapany NameCloudflare, Inc.the disclosure that usage-based variable consideration is be estimated, considering
July 12, 2019 Pageas revenue in the period in which the usage occurs.
       recognized 2
FirstName LastName
 Matthew Prince
FirstName LastNameMatthew Prince
Cloudflare, Inc.
Comapany NameCloudflare, Inc.
July 12, 2019
Page 3
July 12, 2019 Page 3
FirstName LastName
       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten,
Staff Attorney, at (202) 551-3447 or Barbara C. Jacobs, Assistant Director, at
(202) 551-3735
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Information Technologies
                                                           and Services
cc:      Bryan King